September 21, 2018

Matthew J. Reintjes
President and Chief Executive Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

       Re: YETI Holdings, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 11, 2018
           CIK No. 0001670592

Dear Mr. Reintjes:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Choice of Forum, page 123

1. We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that
       Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
 Matthew J. Reintjes
YETI Holdings, Inc.
September 21, 2018
Page 2
Exhibits

2. If you have a "form of" voting agreement please file it as an exhibit, or tell us why this is not required.
        You may contact Doug Jones at 202-551-3309 or Lyn Shenk, Accounting
Branch
Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.



FirstName LastNameMatthew J. Reintjes                           Sincerely,
Comapany NameYETI Holdings, Inc.
                                                                Division of
Corporation Finance
September 21, 2018 Page 2                                       Office of
Transportation and Leisure
FirstName LastName